ASX/Media RELEASE	31 January 2006

pSivida Quarterly Cashflow - December 2005
Commentary and Highlights

Global bio-nanotech company pSivida Limited, is pleased to release its quarterly cashflow statement for the period ending 31st December 2005.

Post Quarter Highlights and Announcements

Several new Pharma agreements for pSivida Inc.
Wholly owned subsidiary, pSivida Inc. has recently entered into a number of new evaluation agreements with various companies including large global pharmaceutical companies, to evaluate pSivida’s proprietary platform technology for their developmental compounds. The terms of the new evaluation agreements vary, but are typically 12 months in duration with the costs being borne by the counterparty.

pSivida Limited now has four evaluation agreements with three of the five largest pharmaceutical companies in the world.

Acquisition of Control Delivery Systems
pSivida completed the acquisition of Boston based private drug delivery company, Control Delivery Systems, Inc. (CDS) following overwhelming approval by pSivida shareholders at the AGM held in November 2005. The acquisition is an integral part of pSivida’s on-going US growth strategy. CDS’ portfolio of products and product candidates includes two approved and marketed products, one Phase III product and other early-stage product candidates. Australian publication, Bioshares recently announced pSivida’s acquisition of CDS as the ‘Biotech M&A Deal of the Year’, citing pSivida’s increased presence in the US, current revenue stream and synergies for combining the two companies’ technologies and expertise. CDS has been renamed pSivida Inc. and former CEO, Dr. Paul Ashton has been appointed to the pSivida Board and is now the Director of Strategy, based in Boston.

Non-executive Director appointed
Ms. Heather Zampatti has been appointed as a Non-executive Director of the Company, based in Perth, Australia. Ms. Zampatti is the National Head of Wealth Management, Australia for Bell Potter Securities, an Australian-owned private investment adviser and top 10 broker by trading volume on the Australian Stock Exchange. Ms. Zampatti has over 20 years experience in investment advising and her expertise in stockbroking and financial investment planning is widely acknowledged in the Australian investment community. The appointment of Ms. Zampatti to the pSivida board replaces Ms. Alison Ledger who has stepped down after 18 months of service to focus on new career initiatives. We thank Alison for her valuable contribution and wish her well in her future endeavours.

Highlights and Announcements for the Quarter

AION Diagnostics develops products pipeline and commences preclinical trials
AION has developed plans for 15 different potential products and conducted extensive market research on two of these as initial products. R&D work has commenced on near to market products in the areas of imaging and biosensors. AION has received a strong reception in the US and is likely to conclude a venture capital funding round at the end of the first quarter of 2006. AION also expects to announce the set up of US operations with US grant funding support.

Launch of pSiNutria in the Food Industry
pSivida has seed funded pSiNutria AU$1.5m (US$1.1m) as well as grant a royalty-bearing exclusive licence for the use of BioSiliconTM as an ingestible ingredient in food applications. pSiNutria will develop applications of our silicon technology in the food industry and is also developing patentable intellectual property using silicon in the food packaging area. BioSiliconTM applications in food primarily pertain to its biodegradability and optical properties. Potential pSiNutria products being developed include; products to detect pathogens in food, for food tracing, for food preservation, and includes products to detect variations of temperature in food storage. These products may include ingestible BioSiliconTM which will dissolve into silicic acid in the body or silicon used in modified atmosphere packaging.

First Licence Agreement and Revenues for BrachySilTM
pSivida signed a Licence with Beijing Med-Pharm Corporation (BJGP:PK) for the clinical development, marketing and distribution of pSivida’s lead product, BrachySilTM, in China. The Licence includes upfront and milestone payments in excess of US$2m and royalties ranging up to 30%, depending upon level of sales, payable to pSivida by Beijing Med-Pharm. China has the highest incidence of primary liver cancer in the world with over 345,000 estimated new cases per annum (Globocan), representing 55% of total worldwide cases. Beijing Med-Pharm is the only non-Chinese company with pharmaceutical distribution rights in China via its purchase in December 2004 of Beijing Wanwei Pharmaceutical Ltd, a pharmaceutical distributor covering the bulk of Beijing's hospitals. In an historic event, this purchase was approved by the Ministry of Commerce of the People's Republic of China on October 18, 2005.

Commencement of Phase IIb Liver Cancer Trials for BrachySil™
Phase IIb clinical trials commenced with BrachySil™ (32-P BioSilicon™) as a potential new brachytherapy treatment for inoperable primary liver cancer (hepatocellular carcinoma, HCC). The first patients have successfully received treatment at Singapore General Hospital using a new fine-gauge needle multi-injection device which will enable for the first time, larger and also multiple tumors to be treated. A total of 50 patients will be entered into this multi-centre trial which will be conducted in Singapore, Malaysia and Vietnam. BrachySil™ trials for pancreatic cancer will commence in the first quarter of 2006.

pSivida rings Closing Bell at NASDAQ
pSivida CEO, Mr Gavin Rezos, presided over the NASDAQ Closing Bell Ceremony at the Times Square NASDAQ Market site in New York city. pSivida listed on a Level 2 American Depositary Receipt (ADR) programme on the NASDAQ National Market in January 2005 in which Citigroup was selected as the Depositary Bank to administer the ADR programme. The number of ADR’s on issue has more than quadrupled over this period reflecting the greater visibility the Company has achieved in the US, the world’s largest healthcare and investment markets.

pSivida Secured Additional US$15m Funding
Castlerigg Master Investments, a New York based institutional investor, signed an agreement with pSivida to purchase US$15m (AU$20m) of Subordinated Convertible Debentures convertible into PSDV ADR’s at an initial conversion price of US$7.10 (AU$0.95) per ordinary share. The proceeds of the issuance are expected to be used for the expanded development of pSivida’s platform technology, BioSiliconTM.

Acquisition of Control Delivery Systems Announced
pSivida entered into a definitive merger agreement to acquire Control Delivery Systems (CDS), a US based drug delivery company, with the potential to create a global bio-nanotech company specializing in drug delivery, with revenues from existing products and generating long-term value through its diversified late-stage product portfolio. The planned acquisition, an integral part of pSivida’s on-going US growth strategy, will bring additional development and regulatory expertise to pSivida’s management team. This combination also provides pSivida with an operating base in the Boston biotech hub, enhancing its overall visibility as well as access to the US scientific and investment communities.

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products in particular in ophthalmology and oncology.

pSivida owns or has the exclusive rights to use the intellectual property pertaining to BrachySil™, Medidur™, Retisert™ and Vitrasert™. The company’s IP portfolio consists of 70 patent families, 75 granted patents and over 280 patent applications.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structrured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida has granted an exclusive licence to its subsidiary, AION Diagnostics Limited to develop and commercialise diagnostic products using BioSilicon™, and has also granted an exclusive licence to its subsidiary, pSiNutria Limited to develop and commercialise food technology applications using BioSilicon™.

pSivida conducts its operations from offices and facilities near Boston in Massachusetts, Malvern in the United Kingdom, Perth in Western Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and technology company, formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ was instrumental in discovering BioSilicon(TM) and pSivida enjoys a strong relationship with it having access to its cutting edge research and development facilities. For more information visit www.QinetiQ.com

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties.  The statements are indicated by the use of words such as "believes", "expects", "anticipates" and similar words and phrases.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our inability to successfully integrate CDS’ operations and employees; the failure of the CDS’ products to achieve expected revenues; our failure to execute on our stated growth or product development strategy, the failure of evaluation agreements to lead to partnership or licensing deals or our failure to otherwise establish partnerships, our inability to penetrate the Uveitis or other markets, our inability to continue to develop products currently in our pipeline or to continue to feed our product pipeline and the combined entity’s inability to develop existing or proposed products. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.